Exhibit (j)(c)

FIDELITY DISTRIBUTORS CORPORATION

CONTRACT OWNER INFORMATION AGREEMENT REGARDING

COMPLIANCE WITH RULE 22C-2 UNDER THE INVESTMENT COMPANY

ACT OF 1940

CONTRACT OWNER INFORMATION AGREEMENT entered into as of April 13, 2007, by and between Fidelity Distributors Corporation a Massachusetts corporation, on behalf of Fidelity® Variable Insurance Products Funds, (the “Underwriter”), and The Northwestern Mutual Life Insurance Company (the “Company”), a life insurance company organized under the laws of the State of Wisconsin, with an effective date of October 16, 2007.

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The term “Fund” includes the Fund’s principal underwriter, transfer agent or other designated affiliates. The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.1

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by separate accounts of the Company.

The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Company (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as a transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets

1 As defined in SEC Rule 22c-2(b), term “excepted fund” means any: (l) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

within a Contract out of a portfolio as a result of annuity payouts, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a portfolio as a result of scheduled withdrawals or surrenders from a Contract; (iv) as a result of payment of a death benefit from a Contract; or (v) loans.

The term “written” includes electronic writings and facsimile transmissions.

WHEREAS, the Company currently maintains separate accounts which hold Shares for the benefit of Contract Owners; and

WHEREAS, the Company and the Underwriter, on behalf of the Fund, desire to enter into a shareholder information agreement to comply with the provisions of Rule 22c-2 under the Investment Company Act of 1940 and for other purposes;

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon the undersigned;

NOW, THEREFORE, the Underwriter, on behalf of the Fund, and the Company hereby agree as follows:

1.	Contract Owner Information

1.1.	Agreement to Provide Information. The Company agrees to provide the Fund or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”) and the Contract owner number or participant account number associated with the Contract Owner, if known, of any or all Contract Owner(s) of the account, and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Company during the period covered by the request. The Company shall only be required to provide information relating to Contract Owner-Initiated Transfer Purchases or Contract Owner-Initiated Transfer Redemptions.

Upon further request by the Fund or its designee, the Company agrees to provide an identifier (i.e., initials, a numeric symbol, etc) of any investment professionals (if known) associated with any Contract Owner(s) account which has been identified by the Fund as having violated policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

1.2.

Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 calendar days from the date of the request as it deems it necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

1.3.	Timing of Requests. Fund requests for Contract Owner information shall be made no more frequently than monthly, except as the Fund deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

1.4.	Agreement to Comply with Policies. Company represents and warrants that it will comply with its policies and procedures designed to prevent excessive trading as approved by the Fund, or will comply with the Fund’s policies and procedures regarding excessive trading as set forth in the Fund’s prospectus, by providing data pursuant to Section 1.1.

1.5.	Form and Timing of Response. (a) The Company agrees to provide, promptly upon request of the Fund or its designee, but in any event not later than 10 business days after receipt of request, the requested information specified in 1.1.If requested by the Fund or its designee, the Company agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in 1. 1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in 1. 1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. The Company additionally agrees to inform the Fund whether it plans to perform (i) or (ii).

(a)	Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Fund or its designee and the Company; and

(b)	To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

1.6.

Limitations on Use of Information. (a) The Fund agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (public Law 106-102) and comparable state laws, unless otherwise agreed to by the Company. If a party to this Agreement becomes aware of any disclosure to an unauthorized third party of any non-public personal financial information of a consumer provided or received by the Fund in response to a request for information pursuant to the terms of this Agreement and determines that there is a reasonable likelihood of harm resulting from such disclosure, such party promptly shall, at its expense: (i) notify the other party; (ii) investigate the circumstances relating to such actual or suspected unauthorized access, use or disclosure; (iii) take commercially reasonable steps to mitigate the effects of such unauthorized access, use or disclosure and to prevent any reoccurrence; (iv) provide to the other party such information regarding such unauthorized access, use or disclosure as is reasonably required for the other party to evaluate the likely consequences and any regulatory or legal requirements arising out of such unauthorized access, use or disclosure; and (v) cooperate with the other party to further comply with all relevant laws, rules and regulations.

(a)	The Underwriter agrees to indemnify and hold harmless the Company from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney’s fees) arising in connection with a third party claim or action brought against the Company as a result of any unauthorized disclosure of a Contract Owner’s TIN, ITIN, or GII provided to the Fund in response to a request for information pursuant to the terms of this Agreement.

2.	Agreement to Restrict Trading. The Company agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Contract Owner that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Company’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund. Any such restrictions or prohibitions shall only apply to Contract Owner-Initiated Transfer Purchases or Contract Owner-Initiated Transfer Redemptions that are effected directly or indirectly through the Company. At the time of execution of this Agreement, instructions must be received by us in writing and sent to Company at the following address:

The Northwestern Mutual Life Insurance Company

IPS Investment Client Services

Attention: Judy Shelton

611 East Wisconsin Avenue

Milwaukee, WI 53202

At the time of execution of this Agreement, the Company agrees to provide the above contact information to the Fund’s operations group and any updates to the above information, (including, if applicable, an e-mail and/or facsimile telephone number) will be made through the Fund’s operations group and not by amending this Agreement.

2.1.

Form of Instructions. Instructions must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Contract Owner, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Contract Owner is not known, the instructions must include an equivalent identifying number of the Contract Owner(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Company, Fund agrees to provide to the Company, along with any written instructions to prohibit further purchases or exchanges of Shares by Contract Owner, information regarding those trades of the Contract owner that violated the Fund’s policies.

2.2.	Timing of Response. The Company agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Company.

2.3.	Supporting Documentation: Upon the Company’s request, Underwriter agrees to provide to the Company, in writing, (i) information regarding those trades of a Shareholder that violated the Fund’s Fund Trading Policies; and (ii) reasonable assistance in communicating to/with any Shareholder whose trading has been restricted pursuant to this Section regarding the trade restrictions and/or prohibitions implemented hereunder. The Company will share such information with the affected Shareholder and such activity shall not be a breach of this Agreement.

2.4.	Confirmation by the Company. The Company must provide written confirmation to the Fund that instructions have been executed. The Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

2.5.	Force Majeure. Either party is excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences. The party who has been so affected shall promptly give written notice to the other party and shall use its best efforts to resume performance as soon as reasonably possible. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such Force Majeure Event.

3.	Construction of the Agreement; Fund Participation Agreement. The parties have entered into a Fund Participation Agreement between or among them for the purchase and redemption of shares of the Fund by separate accounts maintained by the Company in connection with the Contracts. This Agreement supplements the Fund Participation Agreement. To the extent the terms of this Agreement conflicts with the terms of the Fund Participation Agreement, the terms of this Agreement shall control.

4.	Termination. This Agreement will terminate upon the termination of the Fund Participation Agreement.

5.	Counterparts and Delivery. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument. A signed copy of this Agreement delivered by facsimile or by emailing a copy in .pdf form shall be treated as an original and shall bind both parties just as would the exchange of originally signed copies.

6.	Fidelity agrees to reimburse the Company for reasonable costs associated with complying with written requests for data that has already been previously requested by Fidelity in any one year period and data requested by Fidelity that is older than one year.

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IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

FIDELITY DISTRIBUTORS CORPORATION

(On behalf of Fidelity Variable Insurance Products Funds)

By:	/s/ William F. Loehning
Name:	William F. Loehning
Title:	Executive Vice President

Fidelity Distributors Corporation

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Don Tyler
Name:	Don Tyler
Title:	Vice President, IPS – Products and Sales

The Northwestern Mutual Life Insurance Company